

April 17, 2012

Via E-mail
Bradley A. Ferguson
Chief Financial Officer
Earthlink, Inc.
1375 Peachtree Street
Atlanta, GA 30309

Re: **Earthlink, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-15605

Dear Mr. Ferguson:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 48

1.   You indicate that "direct comparisons of [y]our results of operations for the years ended December 31, 2010 and 2011 with the prior years are less meaningful than usual since most of the significant year over year variances are caused by the acquisitions." Tell us what consideration you gave to supplementing the discussion of results of operations and financial condition based upon your audited financial statements included in the filing with a discussion based upon pro forma financial information based on Article 11 of Regulation S-X or ASC 805. In this regard, we note from your disclosure on page 94 that

pro forma total revenues declined in 2011. We further note from your disclosure on page 129 that beginning with the quarter that both significant acquisitions have been included in your consolidated results that your quarterly revenues have continued to decline on a sequential basis. Tell us where these trends are addressed.

Critical Accounting Policies and Estimates, page 66

2.   We note that you identify certain assumptions and estimates throughout your discussion of critical accounting policies. The critical accounting policies discussion should also describe how these estimates and related assumptions were derived, how accurate estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us what consideration you gave to providing these disclosures for each of the accounting policies described. For example, you should consider disclosing the following regarding your accounting policy for goodwill:

- Percentage by which fair value exceeded carrying value of each of your reporting units as of the date of the most recent test. In this regard, we note that your consolidated net assets appears to have exceeded your market capitalization throughout the fourth quarter of 2011;

- Amount of goodwill allocated to each reporting unit;

- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if true, you may consider disclosing that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. Or, if there is material goodwill allocated to a reporting unit at risk, you may consider disclosing the assertion that a material charge is unlikely even if step one was failed, clearly describing the supporting rationale. Refer to Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Non-GAAP Financial Measures, page 65

3.   Please ensure that future uses of non-GAAP financial measures are in compliance with the disclosure requirements of Item 10(e)(1)(ii)(E) of Regulation S-K. Specifically, the use of the term "operating cash flow" is confusingly similar to the GAAP term of cash flows from operating activities. In addition, please tell us whether your non-GAAP measures are measures of liquidity and, if so, what consideration you gave to reconciling to the most directly comparable GAAP liquidity measure of net cash provided by operating activities. In this regard, we note that you use these non-GAAP measures to assess your ability to fund capital expenditures, fund growth, service debt and determine bonuses.

Notes to the Consolidated Financial Statements

Note 4. Restructuring and Acquisition-Related Costs

Acquisition-Related Costs, page 96

4.   Tell us why you believe that classifying expenses that are not transaction costs as acquisition-related cost is appropriate. See ASC 805-10-25-23.

Note 18. Condensed Consolidating Financial Information, page 121

5.   You state that the Parent Company accounts for its investments in all of its subsidiaries using the equity method. Please explain why the condensed consolidating statements of operations do not appear to reflect any effects from the Parent applying the equity method.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief